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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


We were previously the independent accountants for Centillion Data Systems, Inc. (Centillion). Centillion merged with CTI Group (Holdings) Inc. and Centillion was deemed to be the successor for accounting purposes. On February 9, 2001, except for Note 19, which is as of February 12, 2001, we reported on the consolidated financial statements of Centillion Data Systems, Inc. as of and for the two years ended December 31, 2000. On May 7, 2001, we were dismissed as independent accountants of Centillion.

We have read the Registrant's statements included under Item 4 of its Form 8-K dated May 7, 2001 and we agree with such statements, except that we are not in a position to agree or disagree with the Registrant's statements that the change was approved by the Audit Committee.



/s/ Olive LLP

Indianapolis, Indiana
May 7, 2001